

Mail Stop 6010

November 19, 2007

Mr. Riyadh Lai
Chief Financial Officer
Silicon Motion Technology Corporation
No. 20-1, Taiyuan St.
Jhubei City Hsinchu County 302
Taiwan

> RE: **Silicon Motion Technology Corporation**
> **Form 20-F for the year ended December 31, 2006**
> **File No. 0-51380**

Dear Mr. Lai:

We have reviewed your letter dated on October 29, 2007 and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2006

Note 2 – Summary of Significant Accounting Policies, page F-9

Short-Term Investments, page F-10

1. Please refer to prior comment 2. We note from your response that you purchased trading securities of approximately NT$1,157,995 on December 31, 2005. It appears that you have classified this purchase as an investing activity on the statement of cash flows. Please tell us how you have complied with paragraph 18 of SFAS 115 as it relates to the purchase of trading securities on December 31, 2005.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

        Sincerely,

        Kevin L. Vaughn
        Branch Chief